EXHIBIT 21

                   List of the Company's Subsidiaries


         The Company has only one subsidiary, World Internet Marketplace, Inc., a Utah corporation ( WI Marketplace ). The principal place of business of WI Marketplace is the same as the Company's headquarters, located at 5152 North Edgewood Drive, Suite 250, Provo, Utah 84604.